EXHIBIT 99.1
QuarterlyReport to Shareholders

TransCanada Reports Solid Third Quarter Results From Its Three Core Businesses
Announces $4.7 Billion of New Capital Projects

CALGARY, Alberta – November 4, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced net income attributable to common shares for third quarter 2014 of $457 million or $0.64 per share compared to $481 million or $0.68 per share for the same period in 2013. Comparable earnings for third quarter 2014 were $450 million or $0.63 per share compared to $447 million or $0.63 per share for the same period last year. TransCanada’s Board of Directors also declared a quarterly dividend of $0.48 per common share for the quarter ending December 31, 2014, equivalent to $1.92 per common share on an annualized basis.

"Our three core businesses generated solid earnings and cash flow during the quarter," said Russ Girling, TransCanada’s president and chief executive officer. "Contributions from new assets like the Keystone Gulf Coast Extension and the Tamazunchale Extension in Mexico, along with strong results from Bruce Power, highlight the benefits of a diversified and growing portfolio of pipeline and power assets. We are also pleased to have announced an additional $4.7 billion of new capital projects highlighting the organic growth opportunities that are tied to our unparalleled asset footprint."
Since the beginning of 2014, we have captured $6.6 billion of capital projects related to our Canadian regulated natural gas pipeline assets. This includes $2.7 billion of new investment associated with the NGTL System, $2 billion of expansions and facility modifications to the Canadian Mainline in Ontario and the previously announced $1.9 billion Merrick Mainline Pipeline Project. With these additions, our capital program now totals $46 billion of commercially secured projects, essentially all of which are backed by long-term contracts or cost of service business models. This growth portfolio includes $24 billion of liquids pipelines, $20 billion of natural gas pipelines and $2 billion of power generation facilities. We continue to advance this unprecedented slate of growth initiatives, with many currently proceeding through their respective regulatory processes. Over the remainder of the decade, subject to required approvals, this blue-chip portfolio of contracted energy infrastructure is expected to generate significant sustainable growth in earnings, cash flow and dividends.

On October 1, 2014, we closed the sale of our remaining 30 per cent interest in Bison Pipeline LLC (Bison) to our master limited partnership, TC PipeLines, LP (the Partnership) for cash proceeds of US$215 million. This transaction underscores our commitment to drop down all of our remaining U.S. natural gas pipeline assets to the Partnership on a more sizable and more frequent basis over the coming quarters and years. This will provide us with significant cash proceeds and is an important element of funding our unprecedented growth portfolio, while enhancing the size and diversity of the Partnership's asset base, positioning it with visible, high quality future growth.

Looking forward, our current asset base and financial strength positions us well to generate significant long-term shareholder value through execution of our industry-leading capital program and our commitment to continuously evaluate our approach to capital allocation.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Third quarter financial results
◦Net income attributable to common shares of $457 million or $0.64 per share
◦Comparable earnings of $450 million or $0.63 per share
◦Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.4 billion
◦Funds generated from operations of $1.1 billion
•Declared a quarterly dividend of $0.48 per common share for the quarter ending December 31, 2014

•	Filed regulatory applications with the National Energy Board (NEB) for the $12 billion Energy East Project and the $1.5 billion Eastern Mainline Project on October 30, 2014

•	Announced an additional $2.7 billion of expansion projects on the NGTL System

•	Executed new short-haul contracts on the Canadian Mainline that require new, or modifications to existing, facilities totaling $500 million

•	Received regulatory approval for the $800 million Northern Courier Pipeline Project in July

•	Closed the $181 million purchase of three additional solar facilities in Ontario in late September

•	Received regulatory approval for the $1.5 billion Grand Rapids Pipeline Project in October

•	Advanced our master limited partnership strategy with the drop down of the remaining 30 per cent interest in Bison for US$215 million

Net income attributable to common shares decreased by $24 million to $457 million or $0.64 per share for the three months ended September 30, 2014 compared to the same period in 2013 and, in both years, included unrealized gains and losses from changes in certain risk management activities.

Comparable earnings for third quarter 2014 were $450 million or $0.63 per share compared to $447 million or $0.63 per share for the same period in 2013. Higher earnings from Keystone, Mexican Pipelines and U.S. Power were offset by lower contributions from Western Power, U.S. Pipelines and Gas Storage.

Notable recent developments in Liquids Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Liquids Pipelines:

•
Energy East Pipeline: On October 30, 2014, we filed the necessary regulatory applications for approvals to construct and operate the Energy East Pipeline project and terminal facilities with the NEB. The 1.1 million barrel per day (bbl/d) project received approximately 900,000 bbl/d of firm, long-term contracts during a binding open season to transport crude oil from Western Canada to eastern refineries and export terminals. The project is estimated to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets. Subject to regulatory approvals, the pipeline is anticipated to commence deliveries to Québec and New Brunswick by the end of 2018.

•
Keystone XL: On January 31, 2014, the Department of State (DOS) released its Final Supplemental Environmental Impact Statement (FSEIS) for the Keystone XL project. The results included in the report were consistent with previous environmental reviews of Keystone XL. The FSEIS concluded Keystone XL is “unlikely to significantly impact the rate of extraction in the oil sands” and that all other alternatives to Keystone XL are less efficient methods of transporting crude oil, and would result in significantly more greenhouse gas emissions, oil spills and risks to public safety. The report initiated the National Interest Determination period that was to last up to 90 days which involves consultation with other governmental agencies and provides an opportunity for public comment. On April 18, 2014, the DOS announced that the National Interest Determination period has been extended indefinitely to allow them to consider the potential impact of the case discussed below on the Nebraska portion of the pipeline route.

In February 2014, a Nebraska district court ruled that the state Public Service Commission, rather than Governor Heineman, has the authority to approve an alternative route through Nebraska for the Keystone XL project. Nebraska’s Attorney General filed an appeal which was heard by the Nebraska State Supreme Court on September 5, 2014. It is not known when the Nebraska State Supreme Court will release its decision.

On September 15, 2014, we filed a certification petition for Keystone XL with the South Dakota Public Utilities Commission (PUC). This certification confirms that the conditions under which Keystone XL’s original June 2010 PUC construction permit was granted persist. It is unknown when the South Dakota PUC will release its decision.

Due to continued delays in acquiring U.S. regulatory approvals and increasing regulatory conditions, the estimated capital costs for the Keystone XL project have increased from US$5.4 billion as provided in the DOS regulatory filing, to approximately US$8.0 billion. As of September 30, 2014, we have invested US$2.4 billion in the project.

•
Grand Rapids Pipeline Project: On October 9, 2014, the Alberta Energy Regulator (AER) issued a permit approving the majority of our application to construct and operate the Grand Rapids Pipeline Project. The $3 billion Grand Rapids Pipeline Project is a 50/50 joint venture between us and Brion Energy Corporation (Brion), formerly Phoenix Energy Holdings Limited, to develop an oil and diluent pipeline system connecting the producing area northwest of Fort McMurray, Alberta to terminals in the Edmonton/Heartland region. Brion has also entered into a long-term transportation service contract in support of the project. Construction is expected to begin in fourth quarter 2014 and the system is expected to become operational in stages, with initial crude oil transported by mid-2016. Once completed in 2017, the full system will have an ultimate capacity to move up to 900,000 bbl/d of crude oil and 330,000 bbl/d of diluent.

•
Northern Courier Pipeline Project: On July 18, 2014, the AER issued a permit approving our application to construct and operate the Northern Courier Pipeline Project. Construction commenced in third quarter 2014 and the pipeline system is expected to begin service in 2017. The $800 million pipeline will transport bitumen and diluent between the Fort Hills oil sands mining project and Suncor Energy’s East Tank Farm located north of Fort McMurray, Alberta, and is fully contracted under a long-term agreement.

Natural Gas Pipelines:

•
NGTL System Expansions: We continue to experience significant growth on the NGTL System as a result of increasing natural gas supply in northwestern Alberta and northeastern British Columbia (B.C.) from unconventional gas plays and substantive growth in intra-basin delivery markets driven primarily by oil sands development and demand for gas-fired electric power generation. This demand for NGTL System services is expected to result in a total of approximately 4.0 billion cubic feet per day (Bcf/d) of incremental firm service contracts. Approximately 3.1 Bcf/d of this volume relates to firm receipt service and 0.9 Bcf/d relates to firm delivery service. Significant new facilities consisting of approximately 540 kilometres (336 miles) of pipeline, seven compressor stations, and 40 meter stations will be required in 2016 and 2017 (2016/17 Facilities). The estimated total capital cost for the 2016/17 Facilities is approximately $2.7 billion.

Approximately $285 million of capital projects have been placed in service in the nine months ended September 30, 2014. Including the new 2016/17 Facilities capital requirements, we have approximately $6.7 billion of projects in development that have, or will be filed with the NEB for approval. This includes the North Montney Mainline and the Merrick Mainline Pipeline projects, along with other new supply and demand facilities.

•
NGTL System Revenue Requirement Settlement: We have reached a revenue requirement settlement with our shippers for 2015. The terms of the one year settlement include no changes to the return on equity of 10.1 per cent on 40 per cent deemed equity, a continuation of the 2014 depreciation rates and a mechanism for sharing variances above and below a fixed operating, maintenance and administrative expense amount. The settlement was filed with the NEB on October 31, 2014.

•
Canadian Mainline - LDC Settlement: In March 2014, the NEB responded to the LDC Settlement application we filed in December 2013. The NEB did not approve the application as a settlement but allowed us the option to continue with the application as a contested tolls application, amend the application or terminate the processing of the application. We amended the application with additional information. In May 2014, the NEB released a Hearing Order that set out a hearing process and schedule for the 2015 - 2030 Mainline Tolls application that incorporates the LDC Settlement. The hearing concluded September 25, 2014. We anticipate a decision from the NEB before the end of 2014.

•
Canadian Mainline Expansions: On October 30, 2014 we filed an application seeking NEB approval to build, own and operate new facilities for our existing Canadian Mainline natural gas transmission system in southeastern Ontario. The new facilities are a result of the proposed transfer of a portion of Canadian Mainline capacity to crude oil from natural gas service as part of our Energy East Pipeline and an open season that closed in January 2014. The $1.5 billion Eastern Mainline Project will add 0.6 Bcf/d of new capacity and will ensure appropriate levels of capacity are available to meet the requirements of existing shippers as well as new firm service commitments in the Eastern Triangle segment of the Canadian Mainline. Subject to regulatory approvals, the project is expected to be in service by second quarter 2017.

In addition to the Eastern Mainline Project, we have executed new short-haul arrangements in the Eastern Triangle portion of the Canadian Mainline that require new, or modifications to existing facilities with a total capital cost estimate of $475 million. Approximately $255 million of these projects have an expected in-service date of November 1, 2015 including the Kings North Connection, Parkway West Connection and the Hamilton Area Project. The Vaughan Loop and compressor station piping modifications, with a capital cost of approximately $220 million, have an expected in-service date of November 1, 2016. These projects are subject to regulatory approval and, once constructed, will provide capacity needed to meet customer requirements in Eastern Canada.

•
Bison Pipeline Sale: On October 1, 2014, the remaining 30 per cent interest in Bison was sold to our master limited partnership, TC PipeLines, LP for cash proceeds of US$215 million. This transaction advances our previously stated commitment to sell the remainder of TransCanada's U.S. natural gas pipeline assets to the Partnership to help fund our capital program and enhance the size and diversity of the Partnership's asset base, positioning it with visible, high quality future growth. The U.S. natural gas pipeline assets that remain directly-held by TransCanada are expected to generate approximately US$480 million of EBITDA in 2016 and beyond.

At September 30, 2014, we hold a 28.3 per cent interest in TC PipeLines, LP.

•
Tamazunchale Pipeline Extension Project: Construction of the US$600 million extension is now expected to be completed in fourth quarter 2014 with delays attributed to archeological findings along the pipeline route. Under the terms of the Transportation Service Agreement, these delays are recognized as a force majeure with provisions allowing for collection of revenue as per the original service commencement date of March 9, 2014.

•
Coastal GasLink Pipeline Project: On October 24, 2014, the B.C. Environmental Assessment Office (EAO) issued the Environmental Assessment Certificate which contains 32 conditions, the majority of which reflect current best practices for natural gas pipeline construction and operation.

In first quarter 2014, we commenced the phased filing of the B.C. Oil and Gas Commission applications required for the construction and operation of the pipeline facilities. Regulatory review of those applications is progressing on schedule, with permit decisions anticipated in first quarter 2015.

We are currently progressing the engineering design work to support the regulatory applications and refine the capital cost estimates for the final investment decision, which is expected to be made by LNG Canada in early 2016.

•
Prince Rupert Gas Transmission Project: We continue to support information requests related to the regulatory applications with the B.C. EAO and B.C. Oil and Gas Commission. Work continues towards refining a capital cost estimate for the final investment decision, which is expected to be made by Pacific NorthWest LNG by the end of 2014.

Energy:

•
Genesee PPA Purchase: In October 2014, we acquired a 100 megawatt (MW) energy contract from the Alberta Balancing Pool. The contract includes a monthly capacity payment for a three year term, commencing on November 1, 2014, and is derived from the 762 MW Genesee Power Purchase Arrangement held by the Alberta Balancing Pool.

•
Ravenswood: In late September 2014, the 972 MW Unit 30 at the Ravenswood Generating Station experienced an unplanned outage as a result of a problem with the generator associated with the high pressure turbine. Insurance is expected to cover the repair costs and lost revenues associated with the unplanned outage, which are yet to be finalized. As a result of the expected insurance recoveries, the Unit 30 unplanned outage is not expected to have a significant impact on our earnings.

•
Ontario Solar: In late September 2014, we completed the acquisition of three additional Ontario solar facilities for $181 million. All power produced by the solar facilities is sold under 20-year contracts with the Ontario Power Authority.

Corporate:

•
Our Board of Directors declared a quarterly dividend of $0.48 per share for the quarter ending December 31, 2014 on TransCanada’s outstanding common shares. The quarterly amount is equivalent to $1.92 per common share on an annualized basis.

Teleconference – Audio and Slide Presentation:

We will hold a teleconference and webcast on Tuesday, November 4, 2014 to discuss our third quarter 2014 financial results. Russ Girling, TransCanada president and chief executive officer, and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9 a.m. (MT) / 11 a.m. (ET).

Analysts, members of the media and other interested parties are invited to participate by calling 866.223.7781 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on November 11, 2014. Please call 800.408.3053 or 905.694.9451 and enter pass code 1306125.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report on our website at www.transcanada.com or filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable EBITDA, funds generated from operations and comparable earnings per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated November 3, 2014.

TransCanada Media Enquiries:
Shawn Howard/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522